Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

September 7, 2005

3.

News Release

September 7, 2005 via Filing Services Canada and CCN Matthews

4.

Summary of Material Change

Titan Trading Analytics Inc. announced the formation of a wholly owned subsidiary, Titan Trading USA, LLC. Titan Trading USA is a Delaware LLC licensed to do business in New York and Florida.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced the formation of a wholly owned subsidiary, Titan Trading USA, LLC. Titan Trading USA is a Delaware LLC licensed to do business in New York and Florida. The formation of Titan Trading USA is a major step forward for the parent company, representing its first corporate venture into the United States and foreign countries.

One of the goals of Titan Trading USA is to market and distribute TTA’s order processing system, TOPS. TOPS is an automated trading system developed over the past two and a half years by TTA and Cignal Technologies of Rhode Island.

With the formation of Titan Trading USA, the company will have strategic alignment with seasoned advisors and brokerage firms. TTA is also in the final stages of registering Titan Trading USA, LLC with the Securities and Exchange Commission as a Registered Investment Advisor. Upon registration, Titan Trading USA will be entitled to trade client accounts and earn a percentage of proceeds.

The home office for Titan Trading USA is located on 3rd Avenue in Midtown Manhattan.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

September 15, 2005